04046461

BEST WATER TECHNOLOGY

www.bwt-group.com

BWT - Aktiengesellschaft
A-5310 Mondsee / Austria
Walter - Simmer - Strasse 4
Telefon +43/6232/5011- 0
Telefax +43/6232/4058
E-Mail: office@bwt.at

SEC MAIL RECEIVED PROCESSING
NOV 2 9 2004
WASH. D.C. 185 SECTION

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20548
United States of America

Rule 12g3-2(b) File No. 82-5222

Mondsee, 19th November 2004

BWT AG
Rule 12g3-2(b) File No. 82-5222

The enclosed Press Release and the Shareholder-Information (Results for the 3rd Quarter of 2004 of the BWT AG) are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of BWT AG (The "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (The "Act") afforded by Rule 12g3-2(b) there-under.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours Sincerely,
BWT AG
Best Water Technology

Rita Garlock
Assistant to the Board

PROCESSED
DEC 0 8 2004
THOMSON FINANCIAL

Enclosure:
2 copies of the Press Release and 2 copies of the Shareholder-Information (Results for the 3rd Quarter of 2004 of the BWT AG)

Bankverbindungen:
Bank Austria Creditanstalt AG, Konto-Nr. 0295-33346-00 BLZ 12000
Oberbank, Konto-Nr. 201-0078/53, BLZ 15040

FN 96162 s, Landesgericht Wels
DVR: 0687421
ARA-Lizenz-Nr: 1136

Vorstandsvorsitzender: Andreas Weißenbacher
Vorstand: Gerhard Speigner
Vorstand: Karl Michael Millauer

BEST WATER TECHNOLOGY

PRESS RELEASE

Mondsee, 19 November 2004

BWT continues on road to success after 3 quarters 2004

- **Sales +20.8%**
- **Consolidated earnings +91.4%**
- **Order intake +24.9%**

The BWT Best Water Technology Group, European market leader in water treatment, has closed the third quarter of the 2004 financial year with clear increases in sales and earnings and expects record results for the full year. In particular, the Aqua Ecolife Technologies (AET) segment has contributed to this positive development.

Group sales +20.8%

In the first nine months of 2004, consolidated BWT Group sales exceeded the previous year's by 20.8%, with total sales of € 355.3 m (2003: € 294.1 million). The Aqua Ecolife Technologies segment grew by 22.3% to € 234.8 m and Aqua Systems Technologies business by 16.0% to € 118.3 m. In the Fuel Cell Membrane Technologies segment, the turnover was € 2.2 m. In the third quarter, sales were up by 11.9%, totalling € 112.6 m (2003: € 100.7 m).

Sales in € m	**Qu. 1-3/2004**	**Qu. 1-3/ 2003**	**+ / - %**
Aqua Ecolife Technologies (AET)	234.8	191.9	+22.3%
Aqua Systems Technologies (AST)	118.3	102.0	+16.0%
Fuel Cell Membrane Technologies (FCMT)	2.2	0.2	--
Total sales	**355.3**	**294.1**	**+20.8%**

Order intake +24.9%

For the AET segment in the first nine months of this year, the order intake with a total of € 241.6 m shows 20% growth on the previous year. In the AST segment, an increase from € 90 m to € 120 m (+33%) was achieved, in particular by order intakes from the pharmaceutical and semiconductor industries. Order intake therefore totalled € 364.0 m (+24.9% y.o.y.).

EBIT +81.1%, Group earnings +91.4%

EBIT for the Group increased about 81.1% (€ 21.6 m, 2003: € 11,9 m) to 6.1% of sales, compared with 4.0% in the same period of the previous year. BWT was therefore able to continue the encouraging EBIT growth of the first half of the year. This is the result of earnings development in the AET segment, where the previous year's figure was exceeded by 23.5%, or € 27.1 m (11.5% of sales). In the third quarter, EBIT reached 12.3% of sales at € 9.4 m. In the AST segment, lower sales in the third quarter led to an operating loss of € 4 m. In the FCMT segment, the operating loss was distinctly reduced in comparison with the previous year, despite development activity being continued at a high level.

The **financial result** improved by 18.2% to € -1.3 m; earnings before tax at € 20.3 m (2003: € 10.3 m) almost doubled as against the previous year. The consolidated tax ratio increased from 38% to 40%, earnings after tax rose by 87.6% to € 12.1 m (2003: € 6.4 m). **Consolidated earnings** after minorities rose by 91.4% to € 12.0 m and **earnings per share** were € 0.67 (PY: € 0.35).

Gearing further improved to 60.3%

Improved consolidated earnings led to an increased cash flow from the result of 30% to € 21.2 m (2003: € 16.3 m). Changes in working capital remained neutral despite the noticeably higher sales. Consequently, at € 20.1 m, cash flow from operating activities was at the same level as in the previous year. The intensified investment activity and the payment of a dividend of € 4.3 m resulted in net debt of just under € 80 m. Gearing was further improved to 60.3% (2003: 69.2%).

As at 30 September 2004, the total number of employees in the BWT Group was 2,723 (30.09.2003: 2,454). The increase is attributable to the acquisition of HOH and the expansion of AST operations in Asia.

Outlook: targets will be exceeded

The Management Board anticipates consolidated Group sales of more than € 450 m for the 2004 financial year and consolidated earnings of more than € 15 m. CEO Andreas Weissenbacher, "This means that the original forecasts for 2004 will be exceeded and record earnings in the history of BWT achieved. On the basis of this encouraging earnings outlook and in line with current dividend policy, the Management Board will propose to the next Annual General Meeting that the dividend be increased from previously € 0.24 per share to € 0.27 per share (+12.5%)."

BWT's Letter to Shareholders III/2004 can be downloaded from www.bwt-group.com.

Financial Calendar 2005:

2004 Preliminary Results	03 March 2005
2004 Annual Results	08 April 2005
Annual General Meeting	20 May 2005, Vienna
Ex-dividend date	25 May 2005
Dividend payment	30 May 2005
Letter to Shareholders I/2005	13 May 2005
Letter to Shareholders II/2005	05 August 2005
Letter to Shareholders III/2005	11 November 2005

Information & inquiries:

BWT AG, A-5310 Mondsee, Walter-Simmer-Straße 4
Sabine Ohler, Head of Investor Relations & Group Communications
Tel. +43 6232 5011-1113, Fax +43 6232 5011-1191, E-mail: investor.relations@bwt.at

Corporate profile:

BWT Best Water Technology is the leading European water technology group, comprising 67 companies and over 2,700 employees. BWT devotes its efforts to the entire water cycle, "from source back to earth". With its business segments ***Aqua Ecolife Technologies*** *and* ***Aqua Systems Technologies,*** *the Group offers customised, sustainable products and solutions in the areas of drinking water, swimming pool water, process water, ultra-pure water, and waste water for individual homes, hotels, industry, and municipalities. With its third business segment* ***Fuel Cell Membrane Technologies,*** *BWT is well positioned as a premier supplier of innovative membranes for fuel cells.*

More information on BWT Best Water Technologies: www.bwt-group.com.

BEST WATER TECHNOLOGY

PRESS RELEASE

Mondsee, 19 November 2004

BWT continues on road to success after 3 quarters 2004

- **Sales +20.8%**
- **Consolidated earnings +91.4%**
- **Order intake +24.9%**

The BWT Best Water Technology Group, European market leader in water treatment, has closed the third quarter of the 2004 financial year with clear increases in sales and earnings and expects record results for the full year. In particular, the Aqua Ecolife Technologies (AET) segment has contributed to this positive development.

Group sales +20.8%

In the first nine months of 2004, consolidated BWT Group sales exceeded the previous year's by 20.8%, with total sales of € 355.3 m (2003: € 294.1 million). The Aqua Ecolife Technologies segment grew by 22.3% to € 234.8 m and Aqua Systems Technologies business by 16.0% to € 118.3 m. In the Fuel Cell Membrane Technologies segment, the turnover was € 2.2 m. In the third quarter, sales were up by 11.9%, totalling € 112.6 m (2003: € 100.7 m).

Sales in € m	**Qu. 1-3/2004**	**Qu. 1-3/ 2003**	**+ / - %**
Aqua Ecolife Technologies (AET)	234.8	191.9	+22.3%
Aqua Systems Technologies (AST)	118.3	102.0	+16.0%
Fuel Cell Membrane Technologies (FCMT)	2.2	0.2	--
Total sales	**355.3**	**294.1**	**+20.8%**

Order intake +24.9%

For the AET segment in the first nine months of this year, the order intake with a total of € 241.6 m shows 20% growth on the previous year. In the AST segment, an increase from € 90 m to € 120 m (+33%) was achieved, in particular by order intakes from the pharmaceutical and semiconductor industries. Order intake therefore totalled € 364.0 m (+24.9% y.o.y.).

EBIT +81.1%, Group earnings +91.4%

EBIT for the Group increased about 81.1% (€ 21.6 m, 2003: € 11,9 m) to 6.1% of sales, compared with 4.0% in the same period of the previous year. BWT was therefore able to continue the encouraging EBIT growth of the first half of the year. This is the result of earnings development in the AET segment, where the previous year's figure was exceeded by 23.5%, or € 27.1 m (11.5% of sales). In the third quarter, EBIT reached 12.3% of sales at € 9.4 m. In the AST segment, lower sales in the third quarter led to an operating loss of € 4 m. In the FCMT segment, the operating loss was distinctly reduced in comparison with the previous year, despite development activity being continued at a high level.

The **financial result** improved by 18.2% to € -1.3 m; earnings before tax at € 20.3 m (2003: € 10.3 m) almost doubled as against the previous year. The consolidated tax ratio increased from 38% to 40%, earnings after tax rose by 87.6% to € 12.1 m (2003: € 6.4 m). **Consolidated earnings** after minorities rose by 91.4% to € 12.0 m and **earnings per share** were € 0.67 (PY: € 0.35).

Gearing further improved to 60.3%

Improved consolidated earnings led to an increased cash flow from the result of 30% to € 21.2 m (2003: € 16.3 m). Changes in working capital remained neutral despite the noticeably higher sales. Consequently, at € 20.1 m, cash flow from operating activities was at the same level as in the previous year. The intensified investment activity and the payment of a dividend of € 4.3 m resulted in net debt of just under € 80 m. Gearing was further improved to 60.3% (2003: 69.2%).

As at 30 September 2004, the total number of employees in the BWT Group was 2,723 (30.09.2003: 2,454). The increase is attributable to the acquisition of HOH and the expansion of AST operations in Asia.

Outlook: targets will be exceeded

The Management Board anticipates consolidated Group sales of more than € 450 m for the 2004 financial year and consolidated earnings of more than € 15 m. CEO Andreas Weissenbacher, "This means that the original forecasts for 2004 will be exceeded and record earnings in the history of BWT achieved. On the basis of this encouraging earnings outlook and in line with current dividend policy, the Management Board will propose to the next Annual General Meeting that the dividend be increased from previously € 0.24 per share to € 0.27 per share (+12.5%)."

BWT's Letter to Shareholders III/2004 can be downloaded from www.bwt-group.com.

Financial Calendar 2005:

2004 Preliminary Results	03 March 2005
2004 Annual Results	08 April 2005
Annual General Meeting	20 May 2005, Vienna
Ex-dividend date	25 May 2005
Dividend payment	30 May 2005
Letter to Shareholders I/2005	13 May 2005
Letter to Shareholders II/2005	05 August 2005
Letter to Shareholders III/2005	11 November 2005

Information & inquiries:

BWT AG, A-5310 Mondsee, Walter-Simmer-Straße 4
Sabine Ohler, Head of Investor Relations & Group Communications
Tel. +43 6232 5011-1113, Fax +43 6232 5011-1191, E-mail: investor.relations@bwt.at

Corporate profile:

BWT Best Water Technology is the leading European water technology group, comprising 67 companies and over 2,700 employees. BWT devotes its efforts to the entire water cycle, "from source back to earth". With its business segments ***Aqua Ecolife Technologies*** *and* ***Aqua Systems Technologies,*** *the Group offers customised, sustainable products and solutions in the areas of drinking water, swimming pool water, process water, ultra-pure water, and waste water for individual homes, hotels, industry, and municipalities. With its third business segment* ***Fuel Cell Membrane Technologies,*** *BWT is well positioned as a premier supplier of innovative membranes for fuel cells.*

More information on BWT Best Water Technologies: www.bwt-group.com.









SHAREHOLDER INFORMATION on the 3rd quarter of 04

BWT Group continues on road to success
Sales increase by 20.8%, consolidated earnings up by 91.4%

The BWT Best Water Technology Group, European market leader in water treatment, has closed the third quarter with clear increases in sales and earnings as against the previous year and expects record results for the 2004 financial year. In particular, the Aqua Ecolife Technologies (AET) segment has contributed to this positive development.

Sales: € 355.3 million, +20.8% y.o.y.

In the first nine months of this year, consolidated BWT Group sales exceeded the previous year's by 20.8%, with total sales of € 355.3 million (2003: € 294.1 million). The Aqua Ecolife Technologies segment grew by 22.3% to € 234.8 million and Aqua Systems Technologies business by 16.0% to € 118.3 million. In the Fuel Cell Membrane Technologies segment, the turnover was € 2.2 million. In the third quarter, sales amounted to € 112.6 million in total (2003: € 100.7 million), therefore marking growth of 11.9%.



Aqua Ecolife Technologies (AET) 234.8
Fuel Cell Membrane Technologies (FCMT) 2.2
Aqua Systems Technologies (AST) 118.3

Sales in € million	Qu. 1-3/2004	Qu. 1-3/2003	+/- %
Aqua Ecolife Technologies (AET)	234.8	191.9	+22.3%
Aqua Systems Technologies (AST)	118.3	102.0	+16.0%
Fuel Cell Membrane Technologies (FCMT)	2.2	0.2	x
Total	**355.3**	**294.1**	**+20.8%**

The clear increase in sales in the AET segment has been derived on the one hand from Scandinavian HOH, which was acquired in July 2003 and successfully integrated into the BWT Group; by the end of September of 2004, it had already contributed € 27.3 million to Group sales. Especially encouraging is the fact that organic market growth amounted to 8%. BWT companies in Germany, France and Belgium have strengthened their leading market positions and achieved double-digit growth. The service and spare parts business, a strategic focus for BWT, increased by 35% on the previous year and now represents more than 18% of sales in the AET segment.

Positive developments in the Aqua Systems Technologies (AST) industrial segment during the first half of 2004 did not continue into the third quarter. At € 35 million, sales were slightly under the previous year's level and pressure on margins for industrial plant construction remains high.

In the Fuel Cell Membrane Technologies (FCMT) segment, Fumatech GmbH, a pioneer in research and development as well as in the production of membranes for fuel cells, generated a turnover of € 2.2 million (2003: € 0.2 million). The largest proportion of this was achieved with special membrane technology plants. However, the industrialisation of fuel cells is not to be expected in the short term.

Order book level: € 113.4 million, -2.1% y.o.y.

In the third quarter, the order intake remained below expectations due to the deferment of important investment decisions in the AST segment; as a result, at € 113.4 million, the order book level of the BWT Group on 30 September 2004 was around 2.1% below the comparative figure for the previous year.

Order intake: € 364.0 million, +24.9% y.o.y.

For the AET segment in the first nine months of this year, the order intake with a total of € 241.6 million shows 20% growth on the previous year. In the AST segment, an increase from € 90 million to € 120 million (+33%) was achieved, contributed to in particular by order intakes from the pharmaceutical and semiconductor industries. For the fourth quarter of 2004, a distinct improvement in the order intake in comparison with the third quarter is being anticipated for the AST segment, due to the high number of offers submitted to clients.

EBIT € 21.6 million, +81.1% y.o.y.

BWT was able to continue the encouraging EBIT growth of the first half of the year, with an increase on the previous year of more than 80%. This is the result of earnings development in the AET segment, where the previous year's figure was exceeded by 23.5%, or € 27.1 million (11.5% of sales). In the third quarter, EBIT reached 12.3% of sales at € 9.4 million. The increase in earnings in France and Germany resulting from this sales performance, as well as the successful HOH integration, made this encouraging performance possible. In the AST segment, low operating performance in the third quarter led to an operating loss of some € 4 million. In the FCMT segment, the operating loss was distinctly reduced in comparison with the previous year as a result of earnings achieved in the membrane plant business, despite development activity being continued at a high level.

EBIT in € million	Qu. 1–3/2004	Qu. 1–3/2003	+/- %
Aqua Ecolife Technologies (AET)	27.071	21.928	+23.5%
Aqua Systems Technologies (AST)	-5.031	-9.181	+45.2%
Fuel Cell Membrane Technologies (FCMT)	-0.472	-0.866	+45.5%
Aqua Finance (AFI)	-0.012	0.022	x
Total	**21.556**	**11.903**	**+81.1%**

Inventory changes taken into account, the cost of material increased by 45.1% to 47.1% of sales, whereas fixed costs declined in relation to sales. Personnel costs were reduced from 31.4% to 29.7%, depreciation from 3.4% to 2.9%. The net total of other operating expenses and earnings declined from 16.0% to 14.3% of sales. EBIT for the Group increased about 81.1% (€ 21.6 million, 2003: € 11,9 million) to 6.1% of sales, compared with 4.0% in the same period of the previous year.

Consolidated earnings € 12.0, +91.4% y.o.y.

The financial result improved by 18.2% to € -1.3 million; earnings before tax at € 20.3 million (2003: € 10.3 million) almost doubled as against the previous year. The consolidated tax ratio increased from 38% to 40%, whereby earnings after tax of € 12.1 million were about 87.6% above the previous year's figure of € 6.4 million. Consolidated earnings after minorities rose by 91.4% to € 12.0 million and earnings per share were € 0.67 (PY: € 0.35).

Cash flow from the result € 21.2 million (PY: € 16.3 million)

Cash flow from operations € 20.1 million (PY: € 20.1 million)

Gearing improved to 60.3%

Improved consolidated earnings led to an increased cash flow from the result of 30% to € 21.2 million (2003: € 16.3 million). Changes in working capital remained neutral despite the noticeably higher sales. Consequently, at € 20.1 million cash flow from operations was at the same level as in the previous year. The intensified investment activity and the payment of a dividend of € 4.3 million resulted in net debt of just under € 80 million. Gearing was further improved to 60.3% (2003: 69.2%). Group equity as of 30 September 2004 increased by 7.5% to € 132.5 million, therefore amounting to 35.1% of the balance sheet total.

Investments in fixed assets of € 4.7 million (PY: € 3.8 million)

By September, BWT Group had invested a total of € 4.7 million in fixed assets – 24% more than in the previous year. € 3.3 million of this was in the AET segment, € 1.1 million in the AST segment and € 0.3 million in the fuel cell segment. The most important investment projects for the current year are the setting up of a modern customer service center at BWT Germany, further upgrading of IT equipment and the acquisition of test facilities for fuel cell membranes.

Number of employees as of 30 September 2004: 2,723

As of the end of September, the total number of employees in BWT Group amounted to 2,723. One year ago, 2,454 people were employed and on 31 December 2003, this figure was 2,688. 1,954 people (2003: 1,714) were employed in the AET segment, 757 (2003: 726) were employed in the AST segment and 12 (2003: 14) in the FCMT segment. The increase in comparison with the previous year is attributable to the acquisition of HOH and the expansion of AST operations in Asia.

Outlook: targets (€ 450 million sales, € 15 million consolidated earnings) will be exceeded

The Management Board anticipates consolidated Group sales of more than € 450 million for the current financial year and consolidated earnings of more than € 15 million. This means that the original forecasts for 2004 will be exceeded and record earnings in the history of BWT achieved. On the basis of this encouraging earnings outlook and in line with current dividend policy, the Management Board will propose to the next Annual General Meeting that the dividend be increased from previously € 0.24 per share to € 0.27 per share (+12.5%).

For the Aqua Ecolife Technologies segment, in addition to the growth attributable to the consolidation of HOH – consolidation took effect as of 1 July 2003 – an increase distinctly above that of European market developments is to be expected for the current financial year. In particular, positive developments in Germany and France and promising new developments in drinking water and industrial water treatment systems are contributing to these sales developments, which are the basis for further sustainable increases in earnings for the AET segment.

In the underperforming AST segment, Group organisation will be adjusted in order to meet market requirements. The Pharma & Life Science segment, Semiconductor and Power business (ultra pure water), the Food & Beverage segment and the municipal business will be run in future as separate legal and organisational business units within the AST segment. A turnaround in the AST segment will be spurred on in particular through an increased focus on the pharmaceutical industry as well as on the service business throughout all segments, so that noticeably positive earnings should be generated once again in 2005.

Mondsee, November 2004

The Management Board

Andreas Weissenbacher
Chief Executive Officer

Gerhard Speigner
Chief Financial Officer

Karl Michael Millauer
Chief Operating Officer

Consolidated profit and loss account for the first three quarters

in € 1000's	Qu. 1-3/2004 Amount	%	Qu. 1-3/2003 Amount	%	+/- %
SALES	355,331.8	100.0	294,145.6	100.0	20.8
Other operating income	3,334.5	0.9	2,416.6	0.8	38.0
Changes in inventory of finished and unfinished products	2,206.9	0.6	-137.7	0.0	-1.702.7
Other capitalised labour, overheads and material	491.7	0.1	1,026.4	0.3	-52.1
Cost of materials	-169,518.3	-47.7	-132,619.8	-45.1	27.8
Personnel costs	-105,422.9	-29.7	-92,475.4	-31.4	14.0
Depreciation of fixed assets	-7,797.8	-2.2	-7,703.2	-2.6	1.2
Depreciation of goodwill	-2,335.2	-0.7	-2,268.0	-0.8	3.0
Other operating expenses	-54,735.1	-15.4	-50,481.1	-17.2	8.4
RESULT FROM OPERATING ACTIVITIES	21,555.6	6.1	11,903.4	4.0	81.1
Result from interest	-1,892.2	-0.5	-1,974.6	-0.7	-4.2
Income from group companies	589.3	0.2	381.6	0.1	54.4
EARNINGS BEFORE TAX	20,252.7	5.7	10,310.4	3.5	96.4
Taxes on income	-8,196.3	-2.3	-3,883.5	-1.3	111.1
EARNINGS AFTER TAX	12,056.4	3.4	6,426.9	2.2	87.6
Income from minority shareholders	-98.7	0.0	-179.0	-0.1	x
RESULT FROM ORDINARY BUSINESS ACTIVITIES	11,957.7	3.4	6,247.9	2.1	91.4
Extraordinary positions	0.0	0.0	0.0	0.0	x
CONSOLIDATED EARNINGS	11,957.7	3,4	6,247.9	2.1	91.4
Earnings per share (in €)	0.67		0.35		91.4
Average number of outstanding shares	17,833,500		17,833,500		

Segment results

in € 1000's	Qu. 1-3/2004 Sales	EBIT	%	Qu. 1-3/2003 Sales	EBIT	%
Aqua Ecolife Technologies	234,781	27,071	11.5	191,953	21,928	11.4
Aqua Systems Technologies	118,289	-5,031	-4.3	101,967	-9,181	-9.0
Fuel Cell Membrane Technologies	2,262	-472	x	226	-866	x
Aqua Finance	0	-12	x	0	22	x
BWT Group	**355,332**	**21,556**	**6.1**	**294,146**	**11,903**	**4.0**

Consolidated profit and loss account for the third quarter

in € 1000's	3rd quarter 2004 Amount	%	3rd quarter 2003 Amount	%	+/- %
SALES	112,633,9	100.0	100,688.9	100.0	11.9
Other operating income	1,324.0	1.2	532.6	0.5	148.6
Changes in inventory of finished and unfinished products	361.2	0.3	-616.3	-0.6	-158.6
Other capitalised labour, overheads and material	179.2	0.2	713.7	0.7	-74.9
Cost of materials	-54,083.6	-48.0	-50,555.7	-50.2	7.0
Personnel costs	-34,102.6	-30.3	-30,664.4	-30.5	11.2
Depreciation of fixed assets	-2,371.3	-2.1	-2,633.7	-2.6	-10.0
Depreciation of goodwill	-767.7	-0.7	-756.0	-0.8	1.5
Other operating expenses	-17.906.2	-15.9	-13,804.8	-13.7	29.7
RESULT FROM OPERATING ACTIVITIES	5,266.9	4.7	2,904.3	2.9	81.3
Result from interest	-547.1	-0.5	-677.2	-0.7	-19.2
Income from group companies	339.5	0.3	306.7	0.3	10.7
EARNINGS BEFORE TAX	5,059.3	4.5	2,533.8	2.5	99.7
Taxes on income	-1,886.9	-1.7	-847.1	-0.8	122.7
EARNINGS AFTER TAX	3,172.4	2.8	1,686.7	1.7	88.1
Income from minority shareholders	45.5	0.0	-25.4	0.0	x
RESULT FROM ORDINARY BUSINESS ACTIVITIES	3,217.9	2.9	1,661.3	1.6	93.7
Extraordinary positions	0.0	0.0	0.0	0.0	x
CONSOLIDATED EARNINGS	3,217.9	2.9	1,661.3	1.6	93.7
Earnings per share (in €)	0.18		0.09		93.7
Average number of outstanding shares	17,833,500		17,833,500		

Segment results

in € 1000's	3rd quarter 2004 Sales	EBIT	%	3rd quarter 2003 Sales	EBIT	%
Aqua Ecolife Technologies	76,658	9,438	12.3	64,692	6,802	10.5
Aqua Systems Technologies	35,138	-4,117	-11.7	35,952	-3,631	-10.1
Fuel Cell Membrane Technologies	838	-19	x	45	-252	x
Aqua Finance	0	-35	x	0	-15	x
BWT Group	**112,634**	**5,267**	**4.7**	**100,689**	**2,904**	**2.9**

Consolidated balance sheet

in € 1000's	As at 30. 9. 2004	As at 31. 12. 2003
ASSETS		
Goodwill from consolidation	44,474.9	44,645.2
Other intangible assets	8,541.0	10,294.3
Tangible assets	67,733.6	69,000.8
Financial assets	8,161.1	6,660.9
Fixed assets	128,910.6	130,601.2
Inventories	58,091.9	52,000.2
Receivables	157,541.3	140,357.8
Liquid funds	19,157.9	16,327.7
Currents assets	234,791.1	208,685.7
Deferred taxes + prepaid expenses	14,103.3	12,781.1
TOTAL ASSETS	**377,805.0**	**352,068.0**

in € 1000's	As at 30. 9. 2004	As at 31. 12. 2003
LIABILITIES		
Share capital	17,833.5	17,833.5
Capital reserves	17,095.8	17,095.8
Retained earnings	98,214.5	90,431.2
Difference from currency translation	-666.8	-1,056.6
Equity	132,477.0	124,303.9
Minority interests	750.9	860.4
Provisions for severance payments and pensions	23,922.2	23,515.1
Deferred taxes	12,574.5	8,680.2
Other accruals	41,030.8	35,101.7
Accruals	77,527.5	67,297.0
Long-term interest-bearing financial liabilities	41,056.5	44,635.8
Short-term interest-bearing financial liabilities	57,924.2	49,970.7
Trade liabilities	37,787.8	34,413.8
Other liabilities	28,806.9	27,628.7
Liabilities	165,575.4	156,649.0
Deferred income	1,474.2	2,957.7
SUMME PASSIVA	**377,805.0**	**352,068.0**

Group cash flow

in € 1000's	Qu. 1–3/2004	Qu. 1–3/2003
Liquid funds as of 1 January	16,327.7	19,506.5
Cash flow from result	21,172.5	16,293.8
± Changes in working capital	-1,051.2	3,822.4
Cash flow from operating activities	20,121.3	20,116.2
Cash flow from investment activities	-7,117.1	-4,802.0
Cash flow from financing activities	-10,563.8	-19,680.2
Other (currency changes etc.)	389.8	-305.3
Liquid funds as of 30 September	19,157.9	14,835.2

Changes in shareholders' equity

in € 1000's	Share capital	Capital reserve	Earnings reserve	Difference from currency translation	Total
As of 31 December 2003	**17,833.5**	**17,095.8**	**90,431.2**	**-1,056.6**	**124,303.9**
Concolidated income	0.0	0.0	11,957.7	0.0	11,957.7
Dividend payment	0.0	0.0	-4,280.0	0.0	-4,280.0
Currency translation	0.0	0.0	0.0	389.8	389.8
Capital increase	0.0	0.0	0.0	0.0	0.0
Claims - minorities	0.0	0.0	105.6	0.0	105.6
As of 30 September 2004	**17,833.5**	**17,095.8**	**98,214.5**	**-666.8**	**132,477.0**

in € 1000's	Share capital	Capital reserve	Earnings reserve	Difference from currency translation	Total
As of 31 December 2002	**17,833.5**	**17,095.8**	**87,040.1**	**1,427.2**	**123,396.6**
Concolidated income	0.0	0.0	6,247.9	0.0	6,247.9
Dividend payment	0.0	0.0	-4,280.0	0.0	-4,280.0
Currency translation	0.0	0.0	0.0	-2,128.2	-2,128.2
Capital increase	0.0	0.0	0.0	0.0	0.0
Claims - minorities	0.0	0.0	41.4	0.0	41.4
As of 30 September 2003	**17,833.5**	**17,095.8**	**89,049.4**	**-701.0**	**123,277.7**

Financial Calendar 2005:

2004 Preliminary Results	03 March 2005
2004 Annual Results	08 April 2005
Annual General Meeting	20 May 2005, Vienna
Ex-dividend date	25 May 2005
Dividend payment	30 May 2005
Letter to Shareholders I/2005	13 May 2005
Letter to Shareholders II/2005	05 August 2005
Letter to Shareholders III/2005	11 November 2005

Information and inquiries:
Investor Relations & Group Communications
Sabine Ohler
Phone +43/6232/5011-1113
Fax +43/6232/5011-1191
E-Mail: investor.relations@bwt.at

www.bwt-group.com









SHAREHOLDER-INFORMATION on the 3rd quarter of 04

BWT Group continues on road to success
Sales increase by 20.8%, consolidated earnings up by 91.4%

The BWT Best Water Technology Group, European market leader in water treatment, has closed the third quarter with clear increases in sales and earnings as against the previous year and expects record results for the 2004 financial year. In particular, the Aqua Ecolife Technologies (AET) segment has contributed to this positive development.

Sales: € 355.3 million, +20.8% y.o.y.

In the first nine months of this year, consolidated BWT Group sales exceeded the previous year's by 20.8%, with total sales of € 355.3 million (2003: € 294.1 million). The Aqua Ecolife Technologies segment grew by 22.3% to € 234.8 million and Aqua Systems Technologies business by 16.0% to € 118.3 million. In the Fuel Cell Membrane Technologies segment, the turnover was € 2.2 million. In the third quarter, sales amounted to € 112.6 million in total (2003: € 100.7 million), therefore marking growth of 11.9%.


Aqua Ecolife Technologies (AET) 234.8
Fuel Cell Membrane Technologies (FCMT) 2.2
Aqua Systems Technologies (AST) 118.3

Sales in € million	Qu. 1–3/2004	Qu. 1–3/2003	+/- %
Aqua Ecolife Technologies (AET)	234.8	191.9	+22.3%
Aqua Systems Technologies (AST)	118.3	102.0	+16.0%
Fuel Cell Membrane Technologies (FCMT)	2.2	0.2	x
Total	**355.3**	**294.1**	**+20.8%**

The clear increase in sales in the AET segment has been derived on the one hand from Scandinavian HOH, which was acquired in July 2003 and successfully integrated into the BWT Group; by the end of September of 2004, it had already contributed € 27.3 million to Group sales. Especially encouraging is the fact that organic market growth amounted to 8%. BWT companies in Germany, France and Belgium have strengthened their leading market positions and achieved double-digit growth. The service and spare parts business, a strategic focus for BWT, increased by 35% on the previous year and now represents more than 18% of sales in the AET segment.

Positive developments in the Aqua Systems Technologies (AST) industrial segment during the first half of 2004 did not continue into the third quarter. At € 35 million, sales were slightly under the previous year's level and pressure on margins for industrial plant construction remains high.

In the Fuel Cell Membrane Technologies (FCMT) segment, Fumatech GmbH, a pioneer in research and development as well as in the production of membranes for fuel cells, generated a turnover of € 2.2 million (2003: € 0.2 million). The largest proportion of this was achieved with special membrane technology plants. However, the industrialisation of fuel cells is not to be expected in the short term.

Order book level: € 113.4 million, -2.1% y.o.y.

In the third quarter, the order intake remained below expectations due to the deferment of important investment decisions in the AST segment; as a result, at € 113.4 million, the order book level of the BWT Group on 30 September 2004 was around 2.1% below the comparative figure for the previous year.

Order intake: € 364.0 million, +24.9% y.o.y.

For the AET segment in the first nine months of this year, the order intake with a total of € 241.6 million shows 20% growth on the previous year. In the AST segment, an increase from € 90 million to € 120 million (+33%) was achieved, contributed to in particular by order intakes from the pharmaceutical and semiconductor industries. For the fourth quarter of 2004, a distinct improvement in the order intake in comparison with the third quarter is being anticipated for the AST segment, due to the high number of offers submitted to clients.

EBIT € 21.6 million, +81.1% y.o.y.

BWT was able to continue the encouraging EBIT growth of the first half of the year, with an increase on the previous year of more than 80%. This is the result of earnings development in the AET segment, where the previous year's figure was exceeded by 23.5%, or € 27.1 million (11.5% of sales). In the third quarter, EBIT reached 12.3% of sales at € 9.4 million. The increase in earnings in France and Germany resulting from this sales performance, as well as the successful HOH integration, made this encouraging performance possible. In the AST segment, low operating performance in the third quarter led to an operating loss of some € 4 million. In the FCMT segment, the operating loss was distinctly reduced in comparison with the previous year as a result of earnings achieved in the membrane plant business, despite development activity being continued at a high level.

EBIT in € million	Qu. 1-3/2004	Qu. 1-3/2003	+/- %
Aqua Ecolife Technologies (AET)	27.071	21.928	+23.5%
Aqua Systems Technologies (AST)	-5.031	-9.181	+45.2%
Fuel Cell Membrane Technologies (FCMT)	-0.472	-0.866	+45.5%
Aqua Finance (AFI)	-0.012	0.022	x
Total	**21.556**	**11.903**	**+81.1%**

Inventory changes taken into account, the cost of material increased by 45.1% to 47.1% of sales, whereas fixed costs declined in relation to sales. Personnel costs were reduced from 31.4% to 29.7%, depreciation from 3.4% to 2.9%. The net total of other operating expenses and earnings declined from 16.0% to 14.3% of sales. EBIT for the Group increased about 81.1% (€ 21.6 million, 2003: € 11,9 million) to 6.1% of sales, compared with 4.0% in the same period of the previous year.

Consolidated earnings € 12.0, +91.4% y.o.y.

The financial result improved by 18.2% to € -1.3 million; earnings before tax at € 20.3 million (2003: € 10.3 million) almost doubled as against the previous year. The consolidated tax ratio increased from 38% to 40%, whereby earnings after tax of € 12.1 million were about 87.6% above the previous year's figure of € 6.4 million. Consolidated earnings after minorities rose by 91.4% to € 12.0 million and earnings per share were € 0.67 (PY: € 0.35).

Cash flow from the result € 21.2 million (PY: € 16.3 million)

Cash flow from operations € 20.1 million (PY: € 20.1 million)

Gearing improved to 60.3%

Improved consolidated earnings led to an increased cash flow from the result of 30% to € 21.2 million (2003: € 16.3 million). Changes in working capital remained neutral despite the noticeably higher sales. Consequently, at € 20.1 million cash flow from operations was at the same level as in the previous year. The intensified investment activity and the payment of a dividend of € 4.3 million resulted in net debt of just under € 80 million. Gearing was further improved to 60.3% (2003: 69.2%). Group equity as of 30 September 2004 increased by 7.5% to € 132.5 million, therefore amounting to 35.1% of the balance sheet total.

Investments in fixed assets of € 4.7 million (PY: € 3.8 million)

By September, BWT Group had invested a total of € 4.7 million in fixed assets - 24% more than in the previous year. € 3.3 million of this was in the AET segment, € 1.1 million in the AST segment and € 0.3 million in the fuel cell segment. The most important investment projects for the current year are the setting up of a modern customer service center at BWT Germany, further upgrading of IT equipment and the acquisition of test facilities for fuel cell membranes.

Number of employees as of 30 September 2004: 2,723

As of the end of September, the total number of employees in BWT Group amounted to 2,723. One year ago, 2,454 people were employed and on 31 December 2003, this figure was 2,688. 1,954 people (2003: 1,714) were employed in the AET segment, 757 (2003: 726) were employed in the AST segment and 12 (2003: 14) in the FCMT segment. The increase in comparison with the previous year is attributable to the acquisition of HOH and the expansion of AST operations in Asia.

Outlook: targets (€ 450 million sales, € 15 million consolidated earnings) will be exceeded

The Management Board anticipates consolidated Group sales of more than € 450 million for the current financial year and consolidated earnings of more than € 15 million. This means that the original forecasts for 2004 will be exceeded and record earnings in the history of BWT achieved. On the basis of this encouraging earnings outlook and in line with current dividend policy, the Management Board will propose to the next Annual General Meeting that the dividend be increased from previously € 0.24 per share to € 0.27 per share (+12.5%).

For the Aqua Ecolife Technologies segment, in addition to the growth attributable to the consolidation of HOH – consolidation took effect as of 1 July 2003 – an increase distinctly above that of European market developments is to be expected for the current financial year. In particular, positive developments in Germany and France and promising new developments in drinking water and industrial water treatment systems are contributing to these sales developments, which are the basis for further sustainable increases in earnings for the AET segment.

In the underperforming AST segment, Group organisation will be adjusted in order to meet market requirements. The Pharma & Life Science segment, Semiconductor and Power business (ultra pure water), the Food & Beverage segment and the municipal business will be run in future as separate legal and organisational business units within the AST segment. A turnaround in the AST segment will be spurred on in particular through an increased focus on the pharmaceutical industry as well as on the service business throughout all segments, so that noticeably positive earnings should be generated once again in 2005.

Mondsee, November 2004

The Management Board

Andreas Weissenbacher
Chief Executive Officer

Gerhard Speigner
Chief Financial Officer

Karl Michael Millauer
Chief Operating Officer

Consolidated profit and loss account for the first three quarters

in € 1000's	Qu. 1-3/2004 Amount	%	Qu. 1-3/2003 Amount	%	+/- %
SALES	355,331.8	100.0	294,145.6	100.0	20.8
Other operating income	3,334.5	0.9	2,416.6	0.8	38.0
Changes in inventory of finished and unfinished products	2,206.9	0.6	-137.7	0.0	-1.702.7
Other capitalised labour, overheads and material	491.7	0.1	1,026.4	0.3	-52.1
Cost of materials	-169,518.3	-47.7	-132,619.8	-45.1	27.8
Personnel costs	-105,422.9	-29.7	-92,475.4	-31.4	14.0
Depreciation of fixed assets	-7,797.8	-2.2	-7,703.2	-2.6	1.2
Depreciation of goodwill	-2,335.2	-0.7	-2,268.0	-0.8	3.0
Other operating expenses	-54,735.1	-15.4	-50,481.1	-17.2	8.4
RESULT FROM OPERATING ACTIVITIES	21,555.6	6.1	11,903.4	4.0	81.1
Result from interest	-1,892.2	-0.5	-1,974.6	-0.7	-4.2
Income from group companies	589.3	0.2	381.6	0.1	54.4
EARNINGS BEFORE TAX	20,252.7	5.7	10,310.4	3.5	96.4
Taxes on income	-8,196.3	-2.3	-3,883.5	-1.3	111.1
EARNINGS AFTER TAX	12,056.4	3.4	6,426.9	2.2	87.6
Income from minority shareholders	-98.7	0.0	-179.0	-0.1	x
RESULT FROM ORDINARY BUSINESS ACTIVITIES	11,957.7	3.4	6,247.9	2.1	91.4
Extraordinary positions	0.0	0.0	0.0	0.0	x
CONSOLIDATED EARNINGS	11,957.7	3,4	6,247.9	2.1	91.4
Earnings per share (in €)	0.67		0.35		91.4
Average number of outstanding shares	17,833,500		17,833,500		

Segment results

in € 1000's	Qu. 1-3/2004 Sales	EBIT	%	Qu. 1-3/2003 Sales	EBIT	%
Aqua Ecolife Technologies	234,781	27,071	11.5	191,953	21,928	11.4
Aqua Systems Technologies	118,289	-5,031	-4.3	101,967	-9,181	-9.0
Fuel Cell Membrane Technologies	2,262	-472	x	226	-866	x
Aqua Finance	0	-12	x	0	22	x
BWT Group	**355,332**	**21,556**	**6.1**	**294,146**	**11,903**	**4.0**

Consolidated profit and loss account for the third quarter

in € 1000's	3rd quarter 2004 Amount	%	3rd quarter 2003 Amount	%	+/- %
SALES	112,633,9	100.0	100,688.9	100.0	11.9
Other operating income	1,324.0	1.2	532.6	0.5	148.6
Changes in inventory of finished and unfinished products	361.2	0.3	-616.3	-0.6	-158.6
Other capitalised labour, overheads and material	179.2	0.2	713.7	0.7	-74.9
Cost of materials	-54,083.6	-48.0	-50,555.7	-50.2	7.0
Personnel costs	-34,102.6	-30.3	-30,664.4	-30.5	11.2
Depreciation of fixed assets	-2,371.3	-2.1	-2,633.7	-2.6	-10.0
Depreciation of goodwill	-767.7	-0.7	-756.0	-0.8	1.5
Other operating expenses	-17.906.2	-15.9	-13,804.8	-13.7	29.7
RESULT FROM OPERATING ACTIVITIES	5,266.9	4.7	2,904.3	2.9	81.3
Result from interest	-547.1	-0.5	-677.2	-0.7	-19.2
Income from group companies	339.5	0.3	306.7	0.3	10.7
EARNINGS BEFORE TAX	5,059.3	4.5	2,533.8	2.5	99.7
Taxes on income	-1,886.9	-1.7	-847.1	-0.8	122.7
EARNINGS AFTER TAX	3,172.4	2.8	1,686.7	1.7	88.1
Income from minority shareholders	45.5	0.0	-25.4	0.0	x
RESULT FROM ORDINARY BUSINESS ACTIVITIES	3,217.9	2.9	1,661.3	1.6	93.7
Extraordinary positions	0.0	0.0	0.0	0.0	x
CONSOLIDATED EARNINGS	3,217.9	2.9	1,661.3	1.6	93.7
Earnings per share (in €)	0.18		0.09		93.7
Average number of outstanding shares	17,833,500		17,833,500		

Segment results

in € 1000's	3rd quarter 2004 Sales	EBIT	%	3rd quarter 2003 Sales	EBIT	%
Aqua Ecolife Technologies	76,658	9,438	12.3	64,692	6,802	10.5
Aqua Systems Technologies	35,138	-4,117	-11.7	35,952	-3,631	-10.1
Fuel Cell Membrane Technologies	838	-19	x	45	-252	x
Aqua Finance	0	-35	x	0	-15	x
BWT Group	**112,634**	**5,267**	**4.7**	**100,689**	**2,904**	**2.9**

Consolidated balance sheet

in € 1000's	As at 30. 9. 2004	As at 31. 12. 2003
ASSETS		
Goodwill from consolidation	44,474.9	44,645.2
Other intangible assets	8,541.0	10,294.3
Tangible assets	67,733.6	69,000.8
Financial assets	8,161.1	6,660.9
Fixed assets	128,910.6	130,601.2
Inventories	58,091.9	52,000.2
Receivables	157,541.3	140,357.8
Liquid funds	19,157.9	16,327.7
Currents assets	234,791.1	208,685.7
Deferred taxes + prepaid expenses	14,103.3	12,781.1
TOTAL ASSETS	**377,805.0**	**352,068.0**

in € 1000's	As at 30. 9. 2004	As at 31. 12. 2003
LIABILITIES		
Share capital	17,833.5	17,833.5
Capital reserves	17,095.8	17,095.8
Retained earnings	98,214.5	90,431.2
Difference from currency translation	-666.8	-1,056.6
Equity	132,477.0	124,303.9
Minority interests	750.9	860.4
Provisions for severance payments and pensions	23,922.2	23,515.1
Deferred taxes	12,574.5	8,680.2
Other accruals	41,030.8	35,101.7
Accruals	77,527.5	67,297.0
Long-term interest-bearing financial liabilities	41,056.5	44,635.8
Short-term interest-bearing financial liabilities	57,924.2	49,970.7
Trade liabilities	37,787.8	34,413.8
Other liabilities	28,806.9	27,628.7
Liabilities	165,575.4	156,649.0
Deferred income	1,474.2	2,957.7
SUMME PASSIVA	**377,805.0**	**352,068.0**

Group cash flow

in € 1000's	Qu. 1–3/2004	Qu. 1–3/2003
Liquid funds as of 1 January	16,327.7	19,506.5
Cash flow from result	21,172.5	16,293.8
± Changes in working capital	-1,051.2	3,822.4
Cash flow from operating activities	20,121.3	20,116.2
Cash flow from investment activities	-7,117.1	-4,802.0
Cash flow from financing activities	-10,563.8	-19,680.2
Other (currency changes etc.)	389.8	-305.3
Liquid funds as of 30 September	19,157.9	14,835.2

Changes in shareholders' equity

in € 1000's	Share capital	Capital reserve	Earnings reserve	Difference from currency translation	Total
As of 31 December 2003	**17,833.5**	**17,095.8**	**90,431.2**	**-1,056.6**	**124,303.9**
Concolidated income	0.0	0.0	11,957.7	0.0	11,957.7
Dividend payment	0.0	0.0	-4,280.0	0.0	-4,280.0
Currency translation	0.0	0.0	0.0	389.8	389.8
Capital increase	0.0	0.0	0.0	0.0	0.0
Claims - minorities	0.0	0.0	105.6	0.0	105.6
As of 30 September 2004	**17,833.5**	**17,095.8**	**98,214.5**	**-666.8**	**132,477.0**

in € 1000's	Share capital	Capital reserve	Earnings reserve	Difference from currency translation	Total
As of 31 December 2002	**17,833.5**	**17,095.8**	**87,040.1**	**1,427.2**	**123,396.6**
Concolidated income	0.0	0.0	6,247.9	0.0	6,247.9
Dividend payment	0.0	0.0	-4,280.0	0.0	-4,280.0
Currency translation	0.0	0.0	0.0	-2,128.2	-2,128.2
Capital increase	0.0	0.0	0.0	0.0	0.0
Claims - minorities	0.0	0.0	41.4	0.0	41.4
As of 30 September 2003	**17,833.5**	**17,095.8**	**89,049.4**	**-701.0**	**123,277.7**

Financial Calendar 2005:

2004 Preliminary Results	03 March 2005
2004 Annual Results	08 April 2005
Annual General Meeting	20 May 2005, Vienna
Ex-dividend date	25 May 2005
Dividend payment	30 May 2005
Letter to Shareholders I/2005	13 May 2005
Letter to Shareholders II/2005	05 August 2005
Letter to Shareholders III/2005	11 November 2005

Information and inquiries:
Investor Relations & Group Communications
Sabine Ohler
Phone +43/6232/5011-1113
Fax +43/6232/5011-1191
E-Mail: investor.relations@bwt.at

www.bwt-group.com